EX-77.(e)(2)

                               AMENDED APPENDIX A

                                  Fee Schedule

For the services provided by the Subadviser to the following series of ING Partners, Inc., pursuant to the attached Investment Sub-Advisory Agreement, the Adviser will pay the Subadviser a fee, computed daily and payable monthly, based on the average daily net assets of the series at the following annual rates of the average daily net assets of the series:

SERIES                                          RATE

ING JPMorgan International Portfolio            0.55% on the first $100 million
                                                0.40% on the next $200 million
                                                0.35% on the next $200 million
                                                0.30% on assets thereafter

If the Adviser or any of its affiliates appoints the Subadviser or any of its affiliates to manage another portfolio(s) following the Subadviser's "EAFE PLUS" investment strategy ("New Portfolio"), the assets of the New Portfolio will be aggregated with the assets of the Series in calculating the Subadviser's fee at the above stated rate.